Jessica P. Ross

Senior Vice President and Chief Financial Officer

April 15, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Valeria Franks and Keira Nakada

Re: Frontdoor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 2.02 Form 8-K filed February 27, 2025

File No. 001-38617

Dear Ms. Franks and Ms. Nakada:

Frontdoor, Inc. (the “Company,” “we” or “our”) is submitting the following response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission dated April 2, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Current Report on Form 8-K filed on February 27, 2025 in accordance with the Securities Exchange Act of 1934, as amended.

To assist your review, we have retyped the text of the Staff’s comment in italics below.

Item 2.02 Form 8-K filed February 27, 2025

Exhibit 99.1

Fourth-Quarter 2024 Results, page 2

1.
When you present and/or discuss a non-GAAP measure in your earnings release, please also present and/or discuss the comparable GAAP measure in the same manner. For example, when you disclose period-over-period adjusted EBITDA bridge, also disclose period-over-period net income bridge. The narrative section analysis below the bridge also has similar issues to those described above. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will revise its presentation and discussion of non-GAAP measures in future filings (including earnings releases furnished on Form 8-K) to present and discuss the comparable GAAP measure in the same manner.

Please do not hesitate to call me at (901) 422-9709 with any questions or further comments you may have or if you wish to discuss the above response.

Very truly yours,

FRONTDOOR, INC.

By: /s/ Jessica P. Ross___________

Name: Jessica P. Ross

Title: Senior Vice President and Chief

Financial Officer

cc: Frontdoor, Inc.

Jeffrey A. Fiarman

cc: Simpson Thacher & Bartlett LLP

Kenneth B. Wallach